EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                          10 June 2002



                              WPP GROUP PLC ("WPP")

           Ogilvy Public Relations Worldwide acquires H-Line in China


WPP announces that its wholly-owned operating company Ogilvy Public Relations Worldwide, has acquired 60% of the issued capital of H-Line Worldwide Limited ("H-Line"), one of China's leading domestic public relations firms.

Founded in 1994, H-Line, which will be known as H-Line Ogilvy, has more than 80 staff working out of its Beijing, Shanghai and Guangzhou offices, providing communications services to over 20 multinational and local clients.

H-Line reported revenues of US$2.9 million for the year ended 31 December 2001 and had net assets of US$0.8 million at that date.

The acquisition of H-Line further strengthens Ogilvy Public Relations Worldwide's comprehensive range of communications services to clients and continues WPP's strategy of expanding its networks in fast-growing sectors and important markets.



Contact:
Feona McEwan, WPP London                                44-20 7408 2204

www.wpp.com.
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